SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MARATHON PATENT GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

56585W104
(CUSIP Number)

May 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 740,326 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 740,326 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 740,326 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (based on 5,339,593 shares of common stock outstanding as of November 13, 2013)
12	TYPE OF REPORTING PERSON* IN

(1)	Excludes 100,000 shares of common stock, 50% of which shall vest on November 18, 2014 and the remaining 50% of which shall vest on November 18, 2015.
(2)
Includes 523,980 shares of common stock and 216,346 shares of common stock underlying warrants held by The Feinberg Family Trust (“Trust”). Jeffrey Feinberg is one of two trustees of the Trust and holds shared voting and dispositive power over shares held by the Trust with his wife.

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Feinberg Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 740,326 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 740,326 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 740,326
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (based on 5,339,593 shares of common stock outstanding as of November 13, 2013)
12	TYPE OF REPORTING PERSON* OO

(1) Includes 523,980 shares of common stock and 216,346 shares of common stock underlying warrants held by The Feinberg Family Trust (“Trust”). Jeffrey Feinberg is one of two trustees of the Trust and holds shared voting and dispositive power over shares held by the Trust with his wife.

Item 1(a).           Name of Issuer:

Marathon Patent Group, Inc.

Item 1(b).           Address of Issuer's Principal Executive Offices:

2331 Mill Road, Suite 100, Alexandria, VA 22314

Item 2(a).           Name of Person Filing.

The statement is filed on behalf of Jeffrey Feinberg and The Feinberg Family Trust (the “Trust”).

Item 2(b).           Address of Principal Business Office or, if None, Residence.

20600 Northridge Road, Chatsworth, CA 91311

Item 2(c).           Citizenship.

United States/California

Item 2(d).           Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).           CUSIP Number.

030101109

Item 3.	Type of Person

Not applicable.

Item 4.                Ownership.

(a) Amount beneficially owned:  740,326 (1)(2).

(b) Percent of class: 13.3% (based on 5,339,593 shares of common stock outstanding as of November 13, 2013).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 (1).

(ii) Shared power to vote or to direct the vote: 740,326 (2).

(iii) Sole power to dispose or to direct the disposition of: 0 (1).

(iv) Shared power to dispose or to direct the disposition of: 740,326 (2).

(1)	Excludes 100,000 shares of common stock, 50% of which shall vest on November 18, 2014 and the remaining 50% of which shall vest on November 18, 2015.

(2)
Includes 523,980 shares of common stock and 216,346 shares of common stock underlying warrants held by The Feinberg Family Trust (“Trust”). Jeffrey Feinberg is one of two trustees of the Trust and holds shared voting and dispositive power over shares held by the Trust with his wife.

Item 5.                Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                Identification and Classification of Members of the Group.

Not applicable.

Item 9.                Notice of Dissolution of Group.

Not applicable.

Item 10.              Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2013	By:	/s/ Jeffrey Feinberg
Jeffrey Feinberg

The Feinberg Family Trust
Date: December 10, 2013	By:	/s/ Jeffrey Feinberg
Jeffrey Feinberg